SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2009 – June 30, 2009) filed with the Tokyo Stock Exchange on Wednesday, August 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 5, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2009 – June 30, 2009

August 5, 2009

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 96.01 to $1.00, the approximate exchange rate prevailing at June 30, 2009.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042    Fax: +81-3-5419-5901

E-mail: greg_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2009 to June 30, 2009

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Three Months Ended June 30, 2009 and 2008, and the Year Ended March 31, 2009

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income attributable to ORIX*3	Year-on-Year Change
June 30, 2009	238,960	(12.1)%	22,705	(37.6)%	12,837	(74.7)%	7,631	(76.4)%
June 30, 2008	271,961	(3.4)%	36,368	(32.7)%	50,773	(29.3)%	32,359	(29.3)%

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2009	85.36	72.02
June 30, 2008	362.96	356.09

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	Pursuant to FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”) , “Net income” reclassified into “Net Income attributable to ORIX”, as of April 1 2009.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
June 30, 2009	8,139,440	1,175,444	14.4%	13,147.74
March 31, 2009	8,369,736	1,167,530	13.9%	13,059.59

2. Dividends for the Years Ended March 31, 2009 (Unaudited)

Dividends Per Share
March 31, 2009	70.00

3. Forecasts for the Year Ending March 31, 2010 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income attributable to ORIX	Year-on-Year Change	Basic Earnings Per Share
March 31, 2010	960,000	(10.7)%	30,000	36.8%	299.40

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( )	No ( x )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )
2. Other than those above	Yes ( )	No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury shares, was 92,217,488 as of June 30, 2009, and 92,217,067 as of March 31, 2009.
2. The number of treasury shares was 2,814,693 as of June 30, 2009, and 2,816,847 as of March 31, 2009.
3. The average number of shares was 89,400,793 for the three months ended June 30, 2009, and 89,153,072 for the three months ended June 30, 2008.

1. Qualitative Information Regarding Consolidated Financial Results

Financial Results for the Three Months Ended June 30, 2009

		Fiscal period ended June 30, 2008	Fiscal period ended June 30, 2009	Change	Year on Year Change
Revenues	(millions of yen)	271,961	238,960	(33,001)	(12)%
Income before Income Taxes*	(millions of yen)	50,773	12,837	(37,936)	(75)%
Net Income Attributable to ORIX	(millions of yen)	32,359	7,631	(24,728)	(76)%
Earnings Per Share (Basic)	(yen)	362.96	85.36	(277.60)	(76)%
(Diluted)	(yen)	356.09	72.02	(284.07)	(80)%
ROE (Annualized)	(%)	10.3	2.6	(7.7)	—
ROA (Annualized)	(%)	1.44	0.37	(1.07)	—

*	“Income before income taxes” refers to “income before income taxes and discontinued operations.”

Note 1:

Accounting standards, net income attributable to ORIX is equivalent to net income, which had been used until the fiscal year ended March 31, 2009.

Economic Environment

As a result of the unprecedented and extensive fiscal stimulus expenditures by major economic countries in reaction to the financial crisis, the global economy has started to show signs of recovery. The International Monetary Fund (IMF) has also revised their global economic forecast upward, and has proclaimed that the worst is behind.

In the U.S., the stress tests for major financial institutions have been concluded and confidence in the financial system has been gradually recovering; however sequential bankruptcies of major automobile manufacturers make it difficult to foresee when unemployment will peak. In addition, real estate prices have continued to fall and there are concerns that the remaining risks will be exposed now that initial stimulus measures have taken effect and no new economic countermeasures have been introduced.

In Japan, domestic economic conditions have shown signs of bottoming out since April as a result of inventory adjustments, governmental economic stimulus packages and increased exports to China. The Bank of Japan’s short-term economic survey of enterprises (the Tankan) has also shown slight improvement in business confidence. However, real economic recovery is projected to take some time due to declining real estate prices and a continued rise in office-building vacancy rates.

Overview of Business Performance (April 1, 2009 to June 30, 2009)

Revenues decreased 12% to ¥238,960 million compared to ¥271,961 million for the same period of the previous fiscal year. Despite the overall decrease in revenue, signs of recovery were seen in certain aspects of the domestic and international financial markets, and revenues from “brokerage commissions and net gains (losses) on investment securities” increased compared to the same period of the previous fiscal year. However, investment in direct financing leases and installment loans decreased due to a decline in the balance as the result of stringent selection of new transactions and a decrease in real estate-related finance. In addition, gains on sales of office buildings have declined due to fewer sales of real estate under operating leases as a result of the stagnant real estate market.

Cost reduction programs have been implemented in response to the challenging economic conditions and, as a result, “selling, general and administrative expenses” decreased compared to the same period of the previous fiscal year, however “provisions for doubtful receivables and probable loan losses” and “write-downs on securities” increased. In addition, “equity in net income (loss) of affiliates” decreased due to a decline in the number of residential condominiums sold that had been developed through certain joint ventures and losses recognized in line with an affiliate filing for protection under the Corporate Rehabilitation Law. As a result of the foregoing changes, “income before income taxes and discontinued operations” decreased 75% to ¥12,837 million compared to ¥50,773 million during the same period of the previous fiscal year, and “net income attributable to ORIX” decreased 76% to ¥7,631 million from ¥32,359 million compared to the same period of the previous fiscal year, however profits were recorded in two consecutive quarters.

Segment Information

Segment profits (Note 2) for the first fiscal period increased for the “Overseas Business,” while “Corporate Financial Services,” “Maintenance Leasing,” “Real Estate,” “Investment Banking” and “Retail” profits decreased compared to the same period of the previous fiscal year.

The business performance is on the path to recovery as seen in such factors that the number of segments securing profits increased to five compared to three in the fourth quarter of the previous fiscal year. The “Corporate Financial Services” and “Retail” segments, which had previously recorded losses, returned to profitability, and losses recorded in the “Investment Banking” segment significantly decreased despite losses realized due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law.

Note 2:

The Company evaluates performance based on quarterly “income before income taxes and discontinued operations” as well as results of “discontinued operations” and “net income attributable to the noncontrolling interests” before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for the first three-month period of fiscal 2010 is as follows.

Corporate Financial Services Segment

Under the severe operating environment, revenues and profits were down due to a decrease in the balance of direct financing lease assets and installment loans resulting from the stringent selection of new transactions and enhanced collections. Selling, general and administrative expenses decreased 8% compared to the same period of the previous fiscal year. Despite the increase in provisions for doubtful receivables and probable loan losses compared to the same period of the previous year, they have decreased since the previous fourth quarter, as new occurrence of loans individually evaluated for impairment decreased, mainly due to restrictions placed on new installment loans to real estate-related companies, increased collateral requirements, and the effects of corporate financial assistance through government programs.

Under these circumstances, segment revenues were down 15% to ¥30,441 million compared to ¥35,799 million in the same period of the previous year, while segment profits decreased 67% to ¥1,894 million compared to ¥5,746 million in the same period of the previous year. Segment assets were down 7% to ¥1,477,187 million compared to March 31, 2009.

Maintenance Leasing Segment

The maintenance leasing market continues to face a severe operating environment as enterprises are spending less on capital expenditure. However, our maintenance leasing segment has maintained relatively stable revenues by capitalizing on ORIX’s position as the industry-leader in terms of market share and providing high value-added services.

Segment revenues were down 4% to ¥56,237 million compared to ¥58,863 million in the same period of the previous fiscal year due to decreased demand in measuring and other equipment rental operations and a decrease in gains on sales of used cars resulting from the sluggish secondary market. Segment profits declined 31% to ¥5,192 million compared to ¥7,506 million in the same period of the previous fiscal year largely due to an increase in depreciation expenses as a result of increased operating lease assets, despite a decrease in selling, general and administrative expenses as a result of cost reduction programs. However, profits increased since the fourth quarter of the previous fiscal year mainly due to the decrease in provisions for doubtful receivables and probable loan losses.

Segment assets were down 4% to ¥622,059 million compared to March 31, 2009 due to a decrease in new transactions resulting from weakening demand.

Real Estate Segment

Although the market for some larger properties as well as small properties has started to see an increase in sales activity, the current real estate market still remains sluggish and has not recovered. As a result of the sluggish market environment, gains on sales of real estate under operating leases have declined significantly compared to the same period of the previous fiscal year.

The condominium development business has seen a sharp fall in profits due to a decline in profitability and a decrease in the number of condominiums delivered to 375 units in the first fiscal period from 739 units in the same period of the previous fiscal year, although write-downs on projects under development, which were recognized in the same period of the previous fiscal year, were not recorded during this fiscal period. Specifically, equity in net income (loss) of affiliates declined compared to the same period of the previous fiscal year due to a decrease in the number of delivered condominiums developed through certain joint ventures. Revenues from integrated facilities management services decreased due to the sale of ORIX Facilities in March 2009.

As a result, segment revenues were down 30% to ¥42,645 million compared to the same period of the previous fiscal year, while profits declined 99% to ¥261 million compared to the same period of the previous fiscal year.

Although inventories related to the condominium development business decreased, segment assets were ¥1,162,681 million, the same level as the fiscal year ended March 31, 2009, due to an increase in real estate under operating leases, which are expected to generate stable cash flows.

Investment Banking Segment

Revenues and profits were down in line with the decreased asset balance, due to a decrease in new transactions as a result of stricter selection criteria for new transactions and a focus on collections in the real estate-related finance business. Provisions for doubtful receivables and probable loan losses were increased compared to the same period of the previous fiscal year, though it has decreased since the previous fourth quarter. Furthermore, real estate collateral has been acquired in some cases in order to maximize collections and to increase real estate value by capitalizing on ORIX’s real estate value chain. Upon acquiring a property, a portion of the installment loan and investment in securities (the specified bonds issued by the SPEs) was reclassified under investment in operating leases.

Revenues have also declined in the loan servicing (asset recovery) business due to a decrease in collections from the sales of collateral resulting from the continued decline in liquidity in real estate market.

The principal investment business recorded a loss due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law. In addition, equity in net income from The Fuji Fire and Marine Insurance Co., Ltd and DAIKYO INCORPORATED decreased compared to the same period of the previous fiscal year, although conditions have improved since the third quarter of the previous fiscal year when losses were originally recorded.

Under these circumstances, segment revenues declined 10% to ¥21,011 million compared to the same period of the previous fiscal year, and the segment recorded a loss of ¥10,161 million compared to a profit of ¥7,257 million in the same period of the previous fiscal year, however losses have significantly decreased compared to the third and fourth quarters of the previous fiscal year. Segment assets decreased 3% to ¥1,286,514 million compared to March 31, 2009.

Retail Segment

This segment consists of the trust and banking business, the card loan business, the life insurance operations, and the securities brokerage.

Revenues rose in the trust and banking business due to an increase in installment loans, while profits remained flat compared to the same period of the previous fiscal year due to increases in selling, general and administrative expenses from expanded operations. Profits decreased in the card loan business compared to the same period of the previous fiscal year due to increased provisions for doubtful receivables and probable loan losses although selling, general and administrative expenses decreased through cost-reduction programs. Operating income from the life insurance business decreased compared to the same period of the previous fiscal year, however it increased compared to the fourth quarter of the previous fiscal year. Brokerage commissions from the securities brokerage business were flat compared to the same period of the previous fiscal year. Under these circumstances, segment revenues were down 13% to ¥43,225 million, and segment profits dropped 29% to ¥5,181 million compared to the same period of the previous fiscal year, however profits greatly recovered and the segment turned to be profitable compared to the fourth quarter of the previous fiscal year when the segment loss had been recorded.

Targeting future growth, the trust and banking business has diversified its business by expanding into corporate finance on top of mortgage loans to individuals, and has increased its deposit base. As a result, segment assets increased 3% to ¥1,596,300 million compared to March 31, 2009.

Overseas Business Segment

In Asia and Oceania, revenues from operating leases and direct financing leases dropped due to a decline in outstanding balance resulting from the cautious stance toward new transactions and the foreign exchange effects of an appreciated yen. Gains on sales of subsidiaries and affiliates increased compared to the same period of the previous fiscal year resulting from the IPO of a company which ORIX had an equity stake.

In the U.S., interest on installment loans and interest expenses decreased due to a lower market interest rate and an appreciated yen. Realized gains on trading securities were up as a result of recovery of the bond and equity markets in the U.S. during this fiscal period. Profits increased significantly compared to both the same period and the fourth quarter of the previous fiscal year, and profits have been recognized for two consecutive quarters.

As a result of these operating circumstances, segment revenues declined 9% to ¥42,273 million compared to ¥46,360 million in the same period of the previous fiscal year, while segment profits increased 96% to ¥11,257 million compared to ¥5,750 million in the same period of the previous fiscal year. Segment assets decreased 5% to ¥906,597 million compared to March 31, 2009.

2.	Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal year ended March 31, 2009	Fiscal period ended June 30, 2009	Change	Year on Year Change
Total Assets	(millions of yen)	8,369,736	8,139,440	(230,296)	(3)%
(Segment Assets)		7,232,671	7,051,338	(181,333)	(3)%
Total Liabilities	(millions of yen)	7,158,743	6,920,704	(238,039)	(3)%
(Long- and Short-term Debt)		5,252,012	5,052,458	(199,554)	(4)%
(Deposits)		667,627	708,680	41,053	6%
Shareholders’ Equity	(millions of yen)	1,167,530	1,175,444	7,914	1%
Shareholders’ Equity Per Share	(yen)	13,059.59	13,147.74	88.15	1%

Total Assets decreased 3% to ¥8,139,440 million from ¥8,369,736 million on March 31, 2009. “Investment in operating leases” increased due to the acquisition of real estate under operating leases, however “investment in direct financing leases” and “installment loans” decreased due to the stringent selection of new transactions and a focus on collections upon maturity. In addition, there were decreases in “investment in securities,” “investment in affiliates” and “inventories.” Segment assets were down 3% to ¥7,051,338 million compared to March 31, 2009.

Long- and short-term debt levels have decreased compared to fiscal year ended March 31, 2009 as a result of continued reductions in interest-bearing liabilities. However, “deposits” have increased compared to the fiscal year ended March 31, 2009 in line with business expansion into corporate lending in the trust and banking.

Shareholders’ equity remained flat year on year compared to March 31, 2009 at ¥1,175,444 million due to an increase in “accumulated other comprehensive income (loss)” resulting from an increase in net unrealized gains (losses) on investment in securities in addition to an increase in net income attributable to ORIX, which offset the decrease resulting from dividend payments.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥57,508 million to ¥402,461 million compared to March 31, 2009.

“Cash flows from operating activities” provided ¥6,450 million during the first fiscal period, having used ¥26,740 million in the same period of fiscal 2009, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, and the adjustment of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” despite a decrease in “net income” compared to the previous fiscal year.

“Cash flows from investing activities” provided ¥111,792 million during the first fiscal period, having used ¥85,605 million during the same period of the previous fiscal year due to decreases in “ purchases of lease equipment”, “installment loans made to customers”, “purchases of available-for-sale securities” and “purchases of other securities” reflecting the policy of stringent selection of new transactions.

“Cash flows from financing activities” used ¥177,502 million during the first fiscal period, having provided ¥29,024 million during the same period of the previous fiscal year due to reduction of interest-bearing debt.

3.	Qualitative Information Regarding Forecasts for Consolidated Financial Results

ORIX is aiming for moderate recovery and forecasts “operating revenue” of ¥960,000 million (down 10.7% year on year) and “net income attributable to ORIX*” of ¥30,000 million (up 36.8% year on year) for the consolidated fiscal year ending March 31, 2010. This forecast does not differ from the “outlook and forecasts for the fiscal year ending March 31, 2010” appearing in the Consolidated Financial Results for the fiscal year ended March 31, 2009.

* “Net income attributable to ORIX” is equivalent to “net income”, which had been used until the fiscal year ended March 31, 2009.

Segment profit forecasts are as follows.

Segment	Segment Profit	Overview
Corporate Financial Services	(¥10.0 Billion)	Decrease in segment assets in line with stringent credit controls and declines in revenues even though the segment shifts toward fee-businesses. Although provisions are expected to decrease, provision levels will remain high. Segment losses will be flat year on year.

Maintenance Leasing	¥25.0 Billion	Decreased revenues due to deterioration in the economy. Segment profits will decrease through efforts to improve profitability via controlling maintenance expenses related to automobile leases and cost reduction programs.

Real Estate	¥20.0 Billion	Despite a decline in the number of condominiums delivered, profits from condominium operations will improve due to a lull in write-downs. Gains on sales of real estate under operating leases will decline due to deterioration in the sector; however, segment profits will maintain profitability.

Investment Banking	(¥15.0 Billion)	Decline in revenues resulting from decline in asset levels as a result of curbing new transactions. Sufficient provisions set aside for non-recourse loans and projecting further market valuation losses on investments in private equity funds. Reduction in losses due to an absence of impairment and losses from equity method affiliates.

Retail	¥20.0 Billion	Increased revenues and costs resulting from increased asset levels in the trust and banking business. Expected improvement in operating revenues in the life insurance business. From the second quarter, the card loan business will be recognized under “equity in net income (loss) of affiliates,” however impact to profit will be minimal. Segment profits are forecast to improve significantly.

Overseas Business	¥15.0 Billion	Asset levels are expected to decrease due to curbing of new transactions, and revenues are forecast to decline. Provisions are expected to increase in the U.S., however an increase in profits is forecast due to a lull in valuation losses on investment in securities and cost reduction. Despite steady performance of the leasing business in Asia, equity in net income of affiliates is forecast to decrease. Segment profits will decrease.

The above-mentioned segment profits include “income before income taxes and discontinued operations” as well as results of “discontinued operations” and “net income attributable to the noncontrolling interests” before applicable tax effect. Segment profits do not include income tax expenses.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

The ORIX Group has been diversifying its business expansion into areas centering on its financial service operations, including real estate-related and investment-related operations. Due to the characteristics of these operations, which are affected by changes in economic conditions in Japan and overseas, our operating environment, as well as market trends, it has become difficult to estimate figures, such as earnings forecasts. For this reason, we do not give interim forecast guidance.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4.	Significant Accounting Policies

Recently Adopted Accounting Standards

In fiscal year 2010, the Company and its subsidiaries adopted FASB Statement No. 141 (revised 2007) (“Business Combinations”). This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and all that.

The Company and its subsidiaries also adopted FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. Pursuant to this Statement, noncontrolling interests, which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and presentation of condensed consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified.

5.	Subsequent Event

The company has issued new shares in a primary offering that was resolved in accordance with the approval by the Board of Directors on June 23, 2009 and by the Representative Executive Officer on July 2 and 13, 2009. The details are as follows.

(1)	Class and Number of Shares to be Offered	18,000,000 shares of common stock of ORIX, which is the sum of (i) and (ii) below.
		(i)	Japanese Public Offering: 4,186,860 shares

		(ii)	International Offering: 12,102,740 shares; and a maximum of 1,710,400 shares which shall be the subject of purchase options to be granted to the International Underwriters for the purchase of additionally issued shares.

(2)	Method of Offering

(i) With respect to the offering in (1).(i) above, the Initial Japanese Underwriters shall underwrite and purchase all of the new shares at the amounts to be paid, and the Japanese Underwriters shall handle the public offering at the issue price.

(ii) With respect to the offering in (1).(ii) above, the International Underwriters shall underwrite and purchase all new shares at the amounts to be paid and offer the shares at the issue price.

(3)	Issue Price	¥4,830 per share

(4)	Total Amount of Issue Price	¥86,940,000,000

(5)	Amount to be Paid	¥4,630.80 per share

		The Underwriters will receive the difference between the issue price and amount to be paid.

(6)	Total Amount to be Paid	¥83,354,400,000

(7)	Amount of Stated Capital and Capital Reserve to be Increased	Amount of Stated Capital to be Increased:	¥41,677,200,000
		Capital Reserve to be Increased:	¥41,677,200,000

(8)	Payment Date	July 21, 2009

(9)	Use of Proceeds	¥30,000,000,000 will be appropriated to repay interest-bearing debt, with the remainder to be appropriated for investment by the ORIX Group.

(1) Condensed Consolidated Balance Sheets

(As of June 30, 2009 and March 31, 2009)

(Unaudited)

	(millions of yen, millions of US$)
	June 30, 2009	March 31, 2009	U.S. dollars June 30, 2009
Assets
Cash and Cash Equivalents	402,461	459,969	4,192
Restricted Cash	135,947	128,056	1,416
Time Deposits	20,795	680	217
Investment in Direct Financing Leases	864,503	914,444	9,004
Installment Loans	3,164,129	3,304,101	32,956
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(164,810)	(158,544)	(1,717)
Investment in Operating Leases	1,290,257	1,226,624	13,439
Investment in Securities	910,253	926,140	9,481
Other Operating Assets	189,403	189,560	1,973
Investment in Affiliates	246,366	264,695	2,566
Other Receivables	227,896	228,581	2,374
Inventories	184,170	197,960	1,918
Prepaid Expenses	36,446	34,571	380
Office Facilities	86,502	86,945	901
Other Assets	545,122	565,954	5,677

Total Assets	8,139,440	8,369,736	84,777

Liabilities and Equity
Short-Term Debt	817,496	798,167	8,515
Deposits	708,680	667,627	7,381
Trade Notes, Accounts Payable and Other Liabilities	341,458	370,310	3,556
Accrued Expenses	76,602	96,662	798
Policy Liabilities	428,226	442,884	4,460
Current and Deferred Income Taxes	139,292	160,358	1,451
Security Deposits	173,988	168,890	1,812
Long-Term Debt	4,234,962	4,453,845	44,111

Total Liabilities	6,920,704	7,158,743	72,084

Redeemable Noncontrolling Interest	25,770	25,396	268

Commitments and Contingent Liabilities

Common Stock	102,218	102,216	1,065
Additional Paid-in Capital	136,642	136,313	1,423
Retained Earnings	1,072,850	1,071,919	11,174
Accumulated Other Comprehensive Income (loss)	(85,782)	(92,384)	(893)
Treasury Stock, at Cost	(50,484)	(50,534)	(526)

Total Shareholders’ Equity	1,175,444	1,167,530	12,243

Noncontrolling Interests	17,522	18,067	182

Total Equity	1,192,966	1,185,597	12,425

Total Liabilities and Equity	8,139,440	8,369,736	84,777

	June 30, 2009	March 31, 2009	U.S. dollars June 30, 2009
Note: Accumulated Other Comprehensive Income (loss)
Net unrealized gains (losses) on investment in securities	1,039	(5,615)	11
Defined benefit pension plans	(15,963)	(16,221)	(166)
Foreign currency translation adjustments	(71,162)	(71,791)	(741)
Net unrealized gains on derivative instruments	304	1,243	3

	(85,782)	(92,384)	(893)

Pursuant to FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51”) , noncontrolling interests, which were previously classified between liabilities and equity are included in equity, except for those noncontrolling interests which are redeemable, and prior period amounts have been reclassified.

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2008 and 2009)

(Unaudited)

	(millions of yen, millions of US$)
	Three Months ended June 30, 2008	Period -over- Period (%)	Three Months ended June 30, 2009	Period -over- period (%)	U.S. dollars Three Months ended June 30, 2009
Total Revenues :	271,961	97	238,960	88	2,489

Direct financing leases	17,460	93	13,564	78	141
Operating leases	72,190	105	69,769	97	727
Interest on loans and investment securities	51,121	94	41,955	82	437
Brokerage commissions and net gains (losses) on investment securities	(80)	—	7,487	—	78
Life insurance premiums and related investment income	32,982	101	26,097	79	272
Real estate sales	9,430	54	10,403	110	108
Gains on sales of real estate under operating leases	9,801	120	489	5	5
Other operating revenues	79,057	108	69,196	88	721

Total Expenses :	235,593	104	216,255	92	2,253

Interest expense	26,002	105	23,050	89	240
Costs of operating leases	49,708	111	48,388	97	504
Life insurance costs	26,359	98	21,779	83	227
Costs of real estate sales	11,623	74	10,596	91	110
Other operating expenses	45,164	111	39,856	88	416
Selling, general and administrative expenses	64,126	98	56,716	88	591
Provision for doubtful receivables and probable loan losses	10,398	146	12,405	119	129
Write-downs of long-lived assets	—	—	102	—	1
Write-downs of securities	1,915	108	2,748	143	29
Foreign currency transaction loss, net	298	304	615	206	6

Operating Income	36,368	67	22,705	62	236

Equity in Net Income (loss) of Affiliates	14,636	82	(9,161)	—	(95)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(231)	—	(707)	—	(7)

Income before Income Taxes and Discontinued Operations	50,773	71	12,837	25	134

Provision for Income Taxes	20,428	71	5,411	26	57

Income from Continuing Operations	30,345	71	7,426	24	77

Discontinued Operations:
Income from discontinued operations, net	4,619		(408)		(4)
Provision for income taxes	(1,895)		169		2

Discontinued operations, net of applicable tax effect	2,724	72	(239)	—	(2)

Net Income	33,069	71	7,187	22	75

Net Income (loss) Attributable to the Noncontrolling Interests	710	74	(444)	—	(4)

Net Income Attributable to ORIX	32,359	71	7,631	24	79

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Pursuant to FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51”) , presentation of condensed consolidated statements of income is reclassified. This statement’s presentation and disclosure requirements are to be applied retrospectively.

(3) Condensed Consolidated Statements of Cash Flows

(For the Three Months Ended June 30, 2008 and 2009)

(Unaudited)

	(millions of yen, millions of US$)
	Three Months ended June 30, 2008	Three Months ended June 30, 2009	U.S. dollars Three Months ended June 30, 2009

Cash Flows from Operating Activities:
Net income	33,069	7,187	75
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,431	49,809	519
Provision for doubtful receivables and probable loan losses	10,398	12,405	129
Decrease in policy liabilities	(8,918)	(14,658)	(153)
(Gains) losses from securitization transactions	—	78	1
Equity in net (income) loss of affiliates	(14,636)	9,161	95
(Gains) losses on sales of subsidiaries and affiliates and Liquidation Losses, net	231	707	7
Gains on sales of available-for-sale securities	(1,118)	(1,478)	(15)
Gains on sales of real estate under operating leases	(9,801)	(489)	(5)
Gains on sales of operating lease assets other than real estate	(2,499)	(1,435)	(15)
Write-downs of long-lived assets	—	102	1
Write-downs of securities	1,915	2,748	29
Increase in restricted cash	(14,273)	(7,944)	(83)
Decrease (increase) in loans held for sale	(6,366)	509	5
Increase in trading securities	(713)	(74)	(1)
Decrease (increase) in inventories	(8,039)	14,120	147
Increase in prepaid expenses	(8,505)	(1,771)	(18)
Decrease in accrued expenses	(28,880)	(20,350)	(212)
Increase in security deposits	5,770	2,890	30
Other, net	(19,806)	(45,067)	(469)

Net cash provided by (used in) operating activities	(26,740)	6,450	67

Cash Flows from Investing Activities:
Purchases of lease equipment	(201,394)	(90,892)	(947)
Principal payments received under direct financing leases	114,339	94,370	983
Net proceeds from securitization of lease receivables, loan receivables and securities	—	5,163	54
Installment loans made to customers	(347,986)	(156,711)	(1,632)
Principal collected on installment loans	379,318	254,827	2,654
Proceeds from sales of operating lease assets	39,458	18,184	190
Investment in affiliates, net	4,942	39	1
Proceeds from sales of investment in affiliates	1,606	4,367	46
Purchases of available-for-sale securities	(150,329)	(58,827)	(613)
Proceeds from sales of available-for-sale securities	63,990	22,591	235
Proceeds from redemption of available-for-sale securities	40,905	35,908	374
Purchases of other securities	(44,755)	(3,042)	(32)
Proceeds from sales of other securities	14,792	5,988	62
Purchases of other operating assets	(2,369)	(2,045)	(21)
Acquisitions of subsidiaries, net of cash acquired	(1,750)	(5,101)	(53)
Other, net	3,628	(13,027)	(136)

Net cash provided by (used in) investing activities	(85,605)	111,792	1,165

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(114,648)	84,440	879
Proceeds from debt with maturities longer than three months	614,712	191,716	1,997
Repayment of debt with maturities longer than three months	(432,983)	(477,134)	(4,970)
Net increase in deposits due to customers	36,128	41,085	428
Issuance of common stock	120	2	—
Dividends paid	(23,529)	(6,261)	(65)
Net decrease in call money	(21,500)	(11,400)	(119)
Acquisition of treasury stock	(29,290)	(1)	—
Other, net	14	51	1

Net cash provided by (used in) financing activities	29,024	(177,502)	(1,849)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,933	1,752	18

Net decrease in Cash and Cash Equivalents	(81,388)	(57,508)	(599)
Cash and Cash Equivalents at Beginning of Year	320,655	459,969	4,791

Cash and Cash Equivalents at End of Period	239,267	402,461	4,192

(4) Assumptions for going concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

							(millions of yen, millions of US$)

	Three Months ended June 30, 2008		Three Months ended June 30, 2009		U.S. dollars Three Months ended June 30, 2009		March 31, 2009	June 30, 2009	U.S. dollars June 30, 2009
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	35,799	5,746	30,441	1,894	317	20	1,583,571	1,477,187	15,386
Maintenance Leasing	58,863	7,506	56,237	5,192	586	54	648,314	622,059	6,479
Real Estate	60,755	21,089	42,645	261	444	3	1,175,437	1,162,681	12,110
Investment Banking	23,336	7,257	21,011	(10,161)	219	(106)	1,321,491	1,286,514	13,400
Retail	49,650	7,258	43,225	5,181	450	54	1,554,006	1,596,300	16,626
Overseas Business	46,360	5,750	42,273	11,257	440	117	949,852	906,597	9,443

Segment Total	274,763	54,606	235,832	13,624	2,456	142	7,232,671	7,051,338	73,444

Difference between Segment Total and Consolidated Amounts	(2,802)	(3,833)	3,128	(787)	33	(8)	1,137,065	1,088,102	11,333

Consolidated Amounts	271,961	50,773	238,960	12,837	2,489	134	8,369,736	8,139,440	84,777

Note:	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, net income attributable to the noncontrolling interests, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

				(millions of yen, millions of US$)
	Three Months ended June 30, 2008
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts

Segment Revenues	232,193	19,749	25,390	(5,371)	271,961
Segment Profits	49,168	2,381	3,843	(4,619)	50,773

	Three Months ended June 30, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts

Segment Revenues	199,872	20,585	19,272	(769)	238,960
Segment Profits	2,262	4,920	5,247	408	12,837

	U.S. dollars Three Months ended June 30, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts

Segment Revenues	2,082	214	201	(8)	2,489
Segment Profits	24	51	55	4	134

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and net income attributable to the noncontrolling interests, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

(millions of yen, millions of US$)

	Three Months ended June 30, 2008			Three Months ended June 30, 2009			U.S. dollars Three Months ended June 30, 2009
	America*1	Other*2	Total	America*1	Other*2	Total	America*1	Other*2	Total

Overseas Revenues	18,986	26,814	45,800	24,395	19,685	44,080	254	205	459
Consolidated Revenues			271,961			238,960			2,489
The Rate of the Overseas Revenues to Consolidated Revenues	7.0%	9.8%	16.8%	10.2%	8.2%	18.4%	10.2%	8.2%	18.4%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”

Note*1:	mainly United States
Note*2:	mainly Asia, Europe, Oceania and Middle East